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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2022

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.
CNPJ/ME No. 07.689.002/0001-89

NIRE: 353.003.257-67

MATERIAL FACT

Embraer S.A. (“Company” or “Embraer”), in compliance with Resolution no. 44, issued on August 23, 2021 by the Securities Commission of Brazil (“CVM”), informs its shareholders and the market in general its updated projections for Free Cash Flow (Fluxo de Caixa Livre) for the year of 2022.

In the first nine months of 2022, Embraer recorded an accumulated Free Cash Flow (Fluxo de Caixa Livre) higher than the Company's initial expectations for the performance of the indicator in this period, mainly as a result of the improvement in operating margins, better management of working capital, tax efficiency, among other factors. In addition, Embraer highlights that, as usual, it will have a higher concentration of deliveries and revenues in the fourth quarter when compared to the seasonality of the other quarters of the year.

As a result, Embraer is updating its projections for Free Cash Flow (Fluxo de Caixa Livre) for 2022, from US$ 50 million or more to a projection of US$ 150 million or more for the year. All other components of the Company’s projections and financial information remain unchanged.

PROJECTIONS – 2022 (1)
	INITIAL	UPDATED
Commercial Aviation Deliveries (	60 - 70	60 - 70
Executive Aviation Deliveries	100 - 110	100 - 110
Consolidated Net Income (US$ Billions)	$4.5 - 5.0	$4.5 - 5.0
Adjusted EBIT Margin	3.5% - 4.5%	3.5% - 4.5%
Adjusted EBITDA Margin	8.0% - 9.0%	8.0% - 9.0%
Free Cash Flow (US$ Millions)	$50 or more	$150 or more
(1) Without Eve

Such changes in Embraer’s projections will be set out in Section 11 of the Company’s Reference Form and will be available on the CVM’s website at http://www.cvm.gov.br/ and on the Company’s website at http://ri.embraer.com.br/ within the period set forth in the applicable regulation.

Furthermore, Embraer notes that the information disclosed in this document represents only an estimate and an expectation, which in no way represents any assurance of any outcome. The projections above depend on market factors which are outside the Company’s control and, therefore, may be subject to further change.

São José dos Campos, November 14, 2022.

Antonio Carlos Garcia

Executive Vice-President, Financial and Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2022

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations